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             APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT



                          MicroStrategy Incorporated
                          --------------------------
                              Name of Registrant


         Delaware                                       51-0323571
  ------------------------                 ------------------------------------
  (State of Incorporation)                 (IRS employer identification number)



                           1861 International Drive

                            McLean, Virginia 22102
                            ----------------------
                          (Principal office address)
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                          MICROSTRATEGY INCORPORATED
                           1861 International Drive
                            McLean, Virginia 22102



                                 June 18, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Johanna Vega Losert

Re:  MicroStrategy Incorporated
     Rule 477 Application for Withdrawal
     Registration Statement on Form S-3 (File No. 333-60070)
     -------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, MicroStrategy Incorporated hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company's Registration Statement on Form S-3 (File No. 333-60070).

     The Company requests withdrawal of the Registration Statement because it has entered into and closed new agreements with the selling stockholders named therein which differ from and supersede those described in the Registration Statement. The Company confirms that no securities of the Company have been sold under the Registration Statement.

     If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (703) 848-8600 or Thomas S. Ward, Esq., of Hale and Dorr LLP, the Company's outside counsel, at
(617) 526-6000.

                                          Sincerely,

                                          MicroStrategy Incorporated


                                          By: Eric F. Brown
                                          Title: President